Filed by Namib Minerals

pursuant to Rule 425 under the Securities Act of 1933,

as amended, and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: Hennessy Capital Investment Corp. VI

Commission File No.: 001-40846

Filed March 3, 2025

In connection with industry meetings that Namib Minerals (“Namib”) is having, Namib provided the following handout.

An Established African Gold Producer

Shaping Africa's Future with Gold and Green Minerals

A New Era of Resource Discovery

1.6Moz Au @ 3.92 g/t Au [1,3,4]
Measured & Indicated

2.4Moz Au @ 3.57 g/t Au [1,3,4]
Inferred

Our Vision

To build a leading gold and green minerals company by creating sustainable value for our investors, stakeholders, and communities. Through responsible environmental stewardship and innovation, our goal is to maximize returns while preserving the planet for future generations.

DRC
(EXPLORATION PERMITS)(5)
ZIMBABWE

CURRENTLY IN PRODUCTION | **ZIMBABWE**

How Mine (HM)[2]

Underground Resource Estimate:
- M&I: 0.15Moz Au @ 2.21 g/t Au
- I: 0.18Moz Au @ 2.82 g/t Au

Underground Reserve Estimate:
- 64koz @ 2.39 g/t Au

2024E Production: 27koz

PREPARING TO BEGIN RESTART | **ZIMBABWE**

Mazowe Mine (MM)[3]

Resource Estimate:
- M&I: 0.29Moz Au @ 7.77 g/t Au
- I: 0.92Moz Au @ 8.65 g/t Au

Redwing Mine (RM)[4]

Resource Estimate:
- M&I: 1.19Moz Au @ 3.83 g/t Au
- I: 1.33Moz Au @ 2.61 g/t Au

Gold Producer with Attractive Mining Assets

Established, well-known African gold producer	Produced **~589koz** (2012-2023)
Proven management team with operational & developmental success	Operating in Zimbabwe since 2002
Producing Positive Cash Flow	2023 Revenue: **$65M**[6] 2023 Profit: **$3.6M**[6]
Well-positioned to become a multi-asset producer in Africa	Preparation works & Feasibility Studies underway on two assets
Certified to ISO Standards	**0.86** Lost Time Injury Frequency Rate in 2023 (LTIFR)

African-Led Leadership with a Track Record of Success

A new generation of mining leadership, combining local expertise with global vision to unlock Africa's untapped wealth for the benefit of investors and communities.

Ibrahima Tall
CEO & Director

Tulani Sikwila
CFO & Director

Sphesihle Mchunu
General Counsel & Director

Important Information for Investors and Stockholders

In connection with the proposed business combination, Namib Minerals and Greenstone Corporation (“Greenstone”), as co-registrant, have filed with the U.S. Securities and Exchange Commission (the “SEC”) a registration statement on Form F-4 (the “Registration Statement”), which includes a prospectus with respect to Namib Minerals’ securities to be issued in connection with the proposed business combination and a proxy statement to be distributed to holders of Hennessy Capital Investment Corp. VI’s (“HCVI”) common stock in connection with HCVI’s solicitation of proxies for the vote by HCVI’s stockholders with respect to the proposed business combination and other matters to be described in the Registration Statement (the “Proxy Statement”). After the SEC declares the Registration Statement effective, HCVI plans to file the definitive Proxy Statement with the SEC and to mail copies to stockholders of HCVI as of the February 18, 2025 record date for voting on the proposed business combination. This communication does not contain all the information that should be considered concerning the proposed business combination and is not a substitute for the Registration Statement, Proxy Statement or for any other document that Namib Minerals or HCVI may file with the SEC. Before making any investment or voting decision, investors and security holders of HCVI and Greenstone are urged to read the Registration Statement and the Proxy Statement, and any amendments or supplements thereto, as well as all other relevant materials filed or that will be filed with the SEC in connection with the proposed business combination as they become available because they will contain important information about Greenstone, HCVI, Namib Minerals and the proposed business combination. Free copies of the Registration Statement, the Proxy Statement and all other relevant documents filed or that will be filed with the SEC by Namib Minerals and HCVI will be available through the website maintained by the SEC at www.sec.gov. The information contained on, or that may be accessed through, the websites referenced in this communication is not incorporated by reference into, and is not a part of, this communication.

Forward Looking Statements

All statements other than statements of historical facts contained in this communication, including statements regarding HCVI’s, Greenstone’s, or Namib Minerals’ future financial position, results of operations, business strategy, and plans and objectives of their respective management teams for future operations, are forward-looking statements. Any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are also forward-looking statements. Forward-looking statements include, without limitation, HCVI’s, Greenstone’s, or their respective management teams’ expectations concerning the outlook for their or Namib Minerals’ business, productivity, plans, and goals, the restart of Greenstone’s Mazowe mine and the Redwing mine and related expansion plans and timeline, the development and goals of the prospective exploration licenses in the Democratic Republic of Congo (the “DRC”), mineral reserve and resource estimates, productivity improvements, expected net proceeds, including from any PIPE investment, and expected additional funding. These forward-looking statements involve a number of risks, uncertainties or other assumptions that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements. These risks and uncertainties include, but are not limited to, (i) the risk that the proposed business combination may not be completed in a timely manner or at all, which may adversely affect the price of HCVI’s securities; (ii) market risks, including the price of gold; (iii) failure to realize the anticipated benefits of the proposed business combination; (iv) the inability to maintain the listing of HCVI’s securities or to meet listing requirements and maintain the listing of Namib Minerals’ securities on the Nasdaq; (v) the inability to remediate the identified material weaknesses in Greenstone’s internal control over financial reporting; (vi) the risk that Greenstone may not be able to successfully develop its assets, including expanding the How mine, restarting and expanding its other mines in Zimbabwe or developing its exploration permits in the DRC; (vii) the risk that Greenstone will be unable to raise additional capital to execute its business plan, which may not be available on acceptable terms or at all; and (viii) political and social risks of operating in Zimbabwe and the DRC. The foregoing list is not exhaustive, and there may be additional risks . You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of HCVI’s Annual Report on Form 10-K for the year ended December, 31, 2023, the risks described in the Registration Statement and those discussed and identified in filings made with the SEC by HCVI and Namib Minerals from time to time. Namib Minerals, Greenstone and HCVI caution you against placing undue reliance on forward-looking statements. Forward-looking statements set forth in this communication speak only as of the date of this communication.

Participants in the Solicitation

Greenstone, HCVI, Namib Minerals and their respective directors, executive officers and other members of management and employees may, under the rules of the SEC, be deemed to be participants in the solicitations of proxies from HCVI’s stockholders in connection with the proposed business combination. For more information about the names, affiliations and interests of HCVI’s directors and executive officers, please refer to HCVI’s annual report on Form 10-K filed with the SEC on March 29, 2024 and the Registration Statement, Proxy Statement and other relevant materials filed with the SEC in connection with the proposed business combination from time to time. Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, which may, in some cases, be different than those of HCVI’s stockholders generally, are included in the Registration Statement and the Proxy Statement. Stockholders, potential investors and other interested persons should read the Registration Statement and the Proxy Statement carefully before making any voting or investment decisions. You may obtain free copies of these documents from the sources indicated above.

No Offer or Solicitation

This communication shall not constitute an offer to sell or exchange, the solicitation of an offer to buy or a recommendation to purchase, any securities, or a solicitation of any vote, consent or approval, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in which such offer, solicitation or sale may be unlawful under the laws of such jurisdiction. No offering of securities in the proposed business combination shall be made except by means of a prospectus meeting the requirements of the Securities Act of 1933, as amended, or an exemption therefrom.

Cautionary Note Regarding Mineral Resources

Estimates of “measured”, “indicated” and “inferred” mineral resources as well as “proven” and “probable” mineral reserves shown in this Presentation are defined in Subpart 1300 of Regulation S-K promulgated by the SEC (“S-K 1300”). The estimation of measured resources and indicated resources involves greater uncertainty as to their existence and economic feasibility than the estimation of proven and probable mineral reserves. The estimation of inferred resources involves far greater uncertainty as to their existence and economic viability than the estimation of other categories of resources. Investors are cautioned not to assume that any or all of the mineral resources are economically or legally mineable or that these mineral resources will ever be converted into mineral reserves. You are cautioned that mineral resources do not have demonstrated economic viability.

4